EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$7,907	$37,922	$23,961	$534	$2,678
Plus: Income Taxes	3,056	(12,213)	2,959	192	(6,476)
Minority Interest	—	1,524	(227)	—	—
Fixed Charges	13,085	14,733	14,916	16,107	19,532
Less: Capitalized Interest	(158)	(1,452)	(1,693)	(1,823)	(1,628)

Earnings Available for Fixed Charges	23,890	40,514	39,916	15,010	14,106

Fixed Charges:
Interest Expense	12,239	12,590	12,149	12,988	17,243
Capitalized Interest	158	1,452	1,693	1,823	1,628
Amortization of Debt Discount and Issuance Cost	570	579	930	1,123	471
Estimated Portion of Rental Expense Equivalent to Interest	118	112	144	173	190

Total Fixed Charges	13,085	14,733	14,916	16,107	19,532

Ratio of Earnings to Fixed Charges	1.83	2.75	2.68	0.93	0.72

Calculation of Rental Expense Equivalent to Interest
Rental Expense	355	336	432	520	570
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%

Estimated Portion of Rental Expense Equivalent to Interest	118	112	144	173	190